Alton Perkins

EXERCISE OF OPTION

TO:       Secretary of AmericaTowne, Inc.

Issuer Direct, LLC

The undersigned, pursuant to his November 21, 2014 Employment Agreement with AmericaTowne, Inc. (the “Company”), and as the trustee of the Alton & Xiang Mei Lin Perkins Family Trust, hereby exercises its option for the issuance of 1,000,000 shares of common stock in the Company at $.05/share.

Dated: December 11, 2015

/s/ Alton Perkins

Alton Perkins, Individually and as

Trustee of the Alton & Xiang Mei

Lin Perkins Family Trust